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                              October 5, 2023

       Axel Merk
       President and Chief Investment Officer
       VanEck Merk Gold Trust
       c/o Merk Investments LLC
       1150 Chestnut Street
       Menlo Park, CA 94025

                                                        Re: VanEck Merk Gold
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2023
                                                            File No. 333-274643

       Dear Axel Merk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note your disclosure that "the Solactive Index calculates gold bullion fixing prices by taking Time Weighted
Average Prices...of XAU trading prices..." Please revise your disclosure to more
clearly discuss the difference in calculating the reference rate using the
                                                        Solactive Index from
the reference index previously used and how it may impact your Net
                                                        Asset Value. In
addition, discuss whether there are any material differences between the gold trading prices on
the London Bullion Market Association and the Solactive Index.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Axel Merk
VanEck Merk Gold Trust
October 5, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                           Sincerely,
FirstName LastNameAxel Merk
                                                           Division of
Corporation Finance
Comapany NameVanEck Merk Gold Trust
                                                           Office of Crypto
Assets
October 5, 2023 Page 2
cc:       Peter Shea
FirstName LastName